SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

(Amendment No. ___)

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Forgent Networks, Inc.
108 Wild Basin Road, Austin, Texas 78746

 (Name of Person(s) Filing Proxy Statement if other than the Registrant)

The Red Oak Fund, LP, a Delaware limited partnership;

Pinnacle Fund, LLP, a Colorado limited liability limited partnership;

Bear Market Opportunity Fund, L.P., a Delaware limited partnership;

Pinnacle Partners, LLC, a Colorado limited liability company;

Red Oak Partners, LLC, a New York limited liability company;

David Sandberg.

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The following letter was filed as Exhibit 99.A to Red Oak's amended statement on Schedule 13D on May 18, 2009 and is hereby filed separately to the extent it is deemed to be soliciting material:

PINNACLE FUND, LLLP
654 Broadway, Suite 5 | New York, New York 10012
Telephone (212) 614-8952 | Facsimile (646) 390-6784

May 18, 2009
VIA OVERNIGHT DELIVERY AND FACSIMILE

Management and Board of Directors
Forgent Networks, Inc.
108 Wild Basin Road
Austin, TX 78746

Re:           Response to Statements from your May 12 Letter

Dear Management and the Board of Directors:

I am writing to respond to certain statements in your May 12 letter. You mischaracterize Pinnacle's positions and your letter is one more attempt to ignore the serious disagreement which many Asure ("ASUR") stockholders have with your attempt to take the company private and continue excessive spending on management compensation and other matters.  Pinnacle's and Red Oak's views are spelled out in our 13D filing and our preliminary proxy statement which we hope we will soon be able to deliver to stockholders so they can judge our arguments for themselves.

In the meantime, please note that we have never characterized ASUR as an "asset  play" and if we regarded it as such would not have recommended to you several important cost-saving measures.  While we have correctly pointed out that the company was trading at a severe discount to its cash on hand, as we told Jay Peterson in November, we viewed the company as attractive in part because of  its public forecasts of positive EBITDA and cash flow. We wish those forecasts had proved to be correct but hope that under a new board of directors and a slimmed down management team these goals can be achieved.  As our proxy filing will reveal, we believe that a new board, not controlled by Pinnacle or Red Oak, but responsive to stockholders, should seek to cut costs and return the company to profitable operations.

You are correct when you say we have tried many times to speak with you but mistaken when you try to characterize this as inappropriate.  Why should management not be willing to hear suggestions from significant holders?  In fact the first time your CEO agreed to speak with us was for 15 minutes by telephone on March 5 and he finally met in person on April 27.  You keep trying to cast our information requests as an "asset play," which you seem to view as sinister.  This is egregious because you know from our face-to-face meeting that we are seeking cost reductions and believe operations can improve.  You also conveniently omit to point out that major cost savings would result from things you could do without depriving holders of publicly available information. You can reduce the cost of the $360,000/year D&O insurance when the policy comes up for renewal in July, you can retain less expensive advisors (instead of having Winstead charge you $150,000+ per year for public filings per your CFO's statements during our meeting in Dallas on April 27), and you can eliminate excess senior management by not having both a CEO and a COO.  During our April meeting your CEO told me and others that he planned to leave in six months anyway and have the COO take over a dual CEO/COO role.  We believe this  departure should occur immediately and without severance (based on the aggregate losses generated under his tenure) as there is simply no need for Asure's shareholders to pay six additional months of his salary given he has already indicated his intent to leave.  We think it is inappropriate that you have not explained that these savings can occur without going private.

Your comments about our requests to hold an annual meeting make us think you do not trust your stockholders. You have ignored our requests for a stockholder vote to elect directors, either in connection with or before the meeting to vote on going private. With a fiscal year that ended last July, there would seem to have been ample time to hold an annual meeting by now and you could have saved a lot of costs by combining the two meetings. We are sorry you regard our complaints about missed forecasts, excess overhead, and an inability in our meeting to reconcile inconsistent statements as personal or professional attacks.  It did seem to us that your management was unprepared to answer questions and was unable to answer several questions. You have still not provided answers despite the statement during our April 27 meeting in Dallas by your director Mr. Miles that the request to explain apparent discrepancies would be addressed.

Finally, we remain of the view that the price to be paid in the going private transaction is excessive and we believe that if Southwest had based its opinion on actual operating results instead of missed forecasts it would not have recommended that price. You own letter admits that current stock prices do not support paying such a price and we believe that current operating results do not support that price either.

We remain opposed to what we regard as a wasteful transaction which has generated large fees to advisors and which we believe has distracted the board from taking immediate steps to reduce costs and improve operations.  We are confident that these proposals will be rejected.

Sincerely,

PINNACLE FUND, LLLP

By:              PINNACLE PARTNERS, LLC,
                    its general partner

By:           RED OAK PARTNERS, L.P.,
 its general partner

By: ______________________________
     David Sandberg, Managing Member

cc: Corporate Secretary